QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the
Securities Exchange Act of 1934

For the month of April, 2006
Commission File No. 1-11284

FALCONBRIDGE LIMITED (Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place,
Toronto, Ontario, Canada, M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Furnished herewith are:

Exhibit 99.1	News Release dated April 7, 2006 of Falconbridge Limited regarding "Falconbridge Shares $9.3 Million of Raglan's Operating Profit with Inuit Communities".
Exhibit 99.2	News Release dated April 10, 2006 of Falconbridge Limited regarding "Falconbridge Provides Update on Shareholder Rights Plan — Rights Plan Remains Effective; TSX Defers Consideration".
Exhibit 99.3	News Release dated April 25, 2006 of Falconbridge Limited regarding "Falconbridge First Quarter 2006 Net Income Increases 163% to US$462 Million".
Exhibit 99.4	News Release dated April 27, 2006 of Falconbridge Limited regarding "Falconbridge and the United Steelworkers Reach a Tentative Agreement on Raglan Mine Labour Contract".
Exhibit 99.5	News Release dated April 29, 2006 of Falconbridge Limited regarding "Falconbridge and the United Steelworkers Reach a Tentative Agreement on Brunswick Mine Labour Contract".

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
May 4, 2006	By:	/s/ STEPHEN K. YOUNG Stephen K. Young — Corporate Secretary

Exhibit Index

Exhibit No.	Description
99.1	News Release dated April 7, 2006 of Falconbridge Limited regarding "Falconbridge Shares $9.3 Million of Raglan's Operating Profit with Inuit Communities".
99.2	News Release dated April 10, 2006 of Falconbridge Limited regarding "Falconbridge Provides Update on Shareholder Rights Plan — Rights Plan Remains Effective; TSX Defers Consideration".
99.3	News Release dated April 25, 2006 of Falconbridge Limited regarding "Falconbridge First Quarter 2006 Net Income Increases 163% to US$462 Million".
99.4	News Release dated April 27, 2006 of Falconbridge Limited regarding "Falconbridge and the United Steelworkers Reach a Tentative Agreement on Raglan Mine Labour Contract".
99.5	News Release dated April 29, 2006 of Falconbridge Limited regarding "Falconbridge and the United Steelworkers Reach a Tentative Agreement on Brunswick Mine Labour Contract".

QuickLinks

SIGNATURES
Exhibit Index